ADITYA BIRLA GROUP

07025422

AM/STOEX-GN/07

July 10, 2007

BEST AVAILABLE COPY

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Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Compliance with Clause 49 of the Listing Agreement

Please find enclosed herewith Quarterly Compliance Report on Corporate Governance, for the quarter ended **30th JUNE, 2007**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

Hindalco Industries Ltd

Quarter ending on : **30/06/2007.**

Particulars	Clause of Listing Agreement	Compliance Status Yes/ No	Remarks
I Board of Directors	49 I		
(A) Composition of Board	49 (I A)	Yes	
(B) Non Executive Directors' compensation & disclosure	49 (IB)	Yes	The commission paid to Directors is approved by the General Meeting. The sitting fee paid to Directors is approved by the Board of Directors.
(C) Other provisions as to Board and committee	49 (IC)	Yes	
(D) Code of Conduct	49(ID)	Yes	
II Audit Committee	49(II)	Yes	
(A) Qualified and independent Audit Committee	49(IIA)	Yes	
(B) Meeting of Audit committee	49(IIB)	Yes	
(C) Power of Audit Committee	49(IIC)	Yes	
(D)Role of Audit Committee	49(IID)	Yes	
(E) Review of information by Audit Committee	49(IIE)	Yes	
III Subsidiary Companies	49(III)	Yes	The company has no material unlisted subsidiary company. The Company has adopted a practice of placing Board Minutes of unlisted subsidiary companies in the Board Meeting to be held for the purpose of approval of annual accounts.
IV Disclosure	49(IV)		
(A) Basis of related party transaction	49(IVA)	Yes	The Company has adopted a practice of placing related party transaction in the Audit Committee Meeting to be held for the purpose of approval of annual accounts.
(B) Board disclosures	49(IVB & C)	Yes	
(C) Proceeds from public issues, right issues, preferential issues etc	49(IVD)	Yes	The utilization of proceeds of Right Issue and Preferential Issue is placed before the Audit Committee on quarterly basis and also it is as part of quarterly declaration of Financial Year..
(D) Remuneration of Directors	49(IVE)	N.A.	The Company has one executive Director and remuneration of executive director is approved by the Board of Directors.
(E) Management	49(IVF)	Yes	
(F) Shareholders	49(IVG)	Yes	
V CEO/CFO Certification	49(V)	Yes	CEO/CFO certificate is placed before the Board Meeting to be held for the purpose of approval of annual accounts and also be published in the Corporate Governance Report annexed to the Directors Report.
VI Report on Corporate Governance	49(VI)	Yes	The report as per the revised clause 49 is published in the Annual Report.
VII Compliance	49(VII)	Yes	The certificate obtained from the Statutory Auditors of the Company on compliance of the conditions of Corporate Governance is published in the Annual Report.

HINDALCO
ADITYA BIRLA GROUP

AM:SJV:STEX:07

JULY 10,2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **30th JUNE, 2007.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

Name of the Company : **Hindalco Industries Limited**

Scrip Code :	500440	BSE	**AS ON**	30/06/2007
	HINDALCO	NSE		

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares: As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	***Shareholding of Promoter and Promoter Group***[2]					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	7	1291496	0	0.12	0.11
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	14	367744845 *	207226839	34.17	29.97
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.52	1.33
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**22**	**385352471**	**223542969**	**35.81**	**31.40**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b	*Bodies Corporate*	0	0	0	0.00	0.00
c	Institutions	0	0	0	0.00	0.00
d	Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**22**	**385352471**	**223542969**	**35.81**	**31.40**
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	314	28030740	27991108	2.60	2.28
(b)	Financial Institutions / Banks	135	8921636	8839096	0.83	0.73
(c)	Central Government/ State Government(s)	1	287480	0	0.03	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	15	130850193	130843973	12.16	10.66
(f)	Foreign Institutional Investors	287	165601100	165572720	15.39	13.49
(g)	Foreign Venture Capital Investors	0	0		0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**752**	**333691149**	**333246897**	**31.01**	**27.19**
B 2	**Non-institutions**					
(a)	Bodies Corporate	5395	117734588	117734588	10.94	9.59
(b)	*Individuals*					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	514055	162406175	135369717	15.09	13.23
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	53	22833386	21401941	2.12	1.86
(c)	Non-Residents Individuals	8698	19832881	16214785	1.84	1.62
(c-i)	Foreign Bodies Corporate	14	32726923	171213	3.04	2.67
(c-ii)	Foreign Nationals		0		0.00	0.00
	Any Other (specify)					
a	shares in Transit	865	1505676	1505676	0.14	0.12
b	Educational Trusts				0.00	0.00
	Sub-Total (B)(2)	**529080**	**357039629**	**292397920**	**33.18**	**29.10**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**529832**	**690730778**	**625644817**	**64.19**	**56.29**
	TOTAL (A)+(B)	**529854**	**1076083249**	**849187786**	**100.00**	**87.69**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	3	151046943	151046943	14.04	12.31
	GRAND TOTAL (A)+(B)+(C)	**529857**	**1227130192**	**1000234729**		**100.00**

HINDALCO INDUSTRIES LIMITED MUMBAI

8 Expenses incurred for conducting the various studies like Topographical Survey , Geological Survey & Studies , preparation and submission of Mine plan of allotted coal block to Ministry of Coal , Hydro Geological survey and studies , Forest clearance survey and other expenses related to Coal project has been transferred to Capital Work – in Progress including indirect cost of pending allocation . The details of expense transferred to Capital work-in progress account during the year are given below :

	As at 31st March,07
Environmental Impact Studies Expenses	9,04,260
Geological Report purchases	3,62,87,023
Topographical Survey Expenses	22,45,922
Hydro Geological Survey Expenses	93,464
Mining Plan Preparation Expenses	1,72,500
Forest Clearance Expenses	1,17,480
Project Related Expenses	51,480
Salary, Wages and Perquisites	22,60,061
Administration and Other overheads	47,06,957
Depreciation	2,19,608
Fringe Benefit Tax	80,868
TOTAL	4,71,39,623

3 **Auditors Remuneration**

	2006-07
Statutory Audit Fee	1,12,240
For Certificates (Inclusive of Service Tax)	28,060

9 **Related Party Disclosure**

A. List of Related Parties

Promoters

a) Hindalco Industries Limited

b) Essar Power M.P. Limited

B Kea Management Personnel

Mr. P. K. Mathur (Chief Executive Officer)

(I) (b) **Statement showing shareholding of persons belonging to the category Promoters and Promoters Group**

NAME OF THE PROMOTERS	No. of Shares	(%)
ADITYA BIRLA NUVO LIMITED	20395162	1.66
BIRLA GROUP HOLDINGS PRIVATE LIMITED	4712027	0.38
BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21583090	1.76
GLOBAL HOLDINGS PRIVATE LIMITED	3936	0.00
GRASIM INDUSTRIES LTD	29369025	2.39
HERITAGE HOUSING FINANCE LIMITED	396591	0.03
IGH HOLDINGS PRIVATE LIMITED	88307573	7.20
MANAV INVESTMENT & TRADING CO. LTD.	672571	0.05
MANGALAM SERVICES LIMITED	95608	0.01
PILANI INVESTMENT & IND. CORP. LTD.	29185398	2.38
TGS INVESTMENT AND TRADE PRIVATE LIMITED	111016	0.01
TRAPTI TRADING & INVESTMENTS PVT LTD	72144187	5.88
TRUSTEE	16316130	1.33
TURQUOISE INVESTMENT AND FINANCE P LIMITED	82258728	6.70
UMANG COMM. CO.LTD	18509933	1.51
ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	347097	0.03
KUMAR MANGALAM BIRLA	466140	0.04
KUMAR MANGALAM BIRLA F & N G OF ANANYASHRE	19295	0.00
KUMAR MANGALAM BIRLA KARTA OF AVKM BIRLA H	2135	0.00
NEERJA BIRLA	61740	0.01
RAJASHREE BIRLA	310170	0.03
VASAVADATTA BAJAJ	84919	0.01
TOTAL	**385352471**	**31.40**

Note: Shareholding as a percentage of total no. of shares is calculated irresptive of the amount paid on such shares.

HINDALCO INDUSTRIES LIMITED MUMBAI

BEST AVAILABLE COPY

10. The following transaction were carried out with the Related parties in the ordinary course of business :

Nature of Transaction	2006-07 Promoters	2006-07 Key Management Personnel
Remuneration (Including Allowances)	-	10,19,996
Advance received against Equity Shares	5,00,00,000	-
Advance against Equity Shares Adjusted / Repaid	4,75,00,000	-
Issuance of Equity Shares	4,75,00,000	-
Services received	4,96,577	-
Balance outstanding at the year end		
Credit Balances	25,00,000	-
Sundry Creditors	2,09,843	-

11. Additional information pursuant to paragraphs 3 and 4 of Part II of Schedule VI to the Companies Act , 1956 (as amended)

a) **Earning / Expenditure in Foreign Currency** : There is no any Earning and Expenditure in Foreign Currency during the year.

b) **Earning Per Share** : There is no profit during the year since the Company has not yet commenced its commercial operation.

12. Being a newly incorporated company, No previous year figures are there.

As per our report annexed

For Singhi & Company
Chartered Accountants,

For and on behalf of the Board

Rajeev Singhi
Partner
Membership No. 53518

Jatindra Mehra
Managing Director

R.K. Kasliwal
Director

A.K. Srivasatava
Director

1-B , Old Post Office Street ,
Kolkata.
Dated : 8th day of May , 2007

M.Prasanna
Director

P. K. Mathur
Chief Executive Officer

(I) (C) Statement showing shareholding of persons belonging to the category
" Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, ASDEPOSITARY	151046943	12.31
2	LIFE INSURANCE CORPORATION OF INDIA	90964565	7.41
			-
	Total	242011508	19.72

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	IGH HOLDINGS PRIVATE LIMITED	67500000	5.50
2	IGH HOLDINGS PRIVATE LIMITED	16640330	1.36
Total		84140330	6.86

Note:

Sr. No. 1 holding of promoter group company is locked-in upto 10/04/2010

Sr. No. 2 holding of promoter group company is locked-in upto 15/10/2007

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee Trust Company of New York, as Depository	151046943	151046943	12.31
	Total	151046943	151046943	12.31

SN	Notes
1	As per the terms of the Right offer closed in January 2006, the Board of Directors in their meeting held on 18/10/06 decided to send first call of Rs 24 per shares. The last date of the call money was fixed on 01/12/2006. The board than in their meeting held on 07/12/2006 decided to extent the last date of payment of call money to 10/01/2007. The Company has as on 30/06/2007 received call money on 230831613 shares. The corporate action for crediting 50% shares has already been done for these shares. The trading of 50% shares is also available on BSE and NSE. The total number of shareholders shown in the shareholding pattern were taken considering holding separatly of any shreholders in fully paid-up and partly paid-up shares.
2	
3	
4	
5	
6	

(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DRs	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares *i.e.grand total A+B+C) indicated in* Statement at para(I)(a) above
1	GDR	151046943	151046943	12.31
	Total	151046943	151046943	12.31

END